UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-22427

HESKA CORPORATION
 (Exact name of registrant as specified in its charter)

3760 Rocky Mountain Avenue
Loveland, Colorado 80538
(970) 493-7272
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value per share: 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Heska Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 23, 2023	HESKA CORPORATION

	By:	/s/ Christopher Sveen
	Name:	Christopher Sveen
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary